FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                    Pursuant to Rule 13s - 16 or 15d - 16 of
                       the Securities Exchange Act of 1934

                          For the month of January 2007


                                   Acambis plc
                 (Translation of registrant's name into English)

                           Peterhouse Technology Park
                                100 Fulbourn Road
                                Cambridge CB1 9PT
                                     England

                    (address of principal executive offices)

    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

                         Forms 20-F X     Form 40-F

  Indicate by check mark whether the registrant by furnishing the information contained in this Form also thereby furnishing the information to the
                Commission pursuant to Rule 12g3-2(b) under the
                       Securities Exchange Act of 1934).

                              Yes       No X

 (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ).




Enclosure:

1 Holding(s) in Company dated 02 January 2007
2 Blocklisting Interim Review dated 05 Janaury 2007
3 Holding(s) in Company dated 16 January 2007
4 Holding(s) in Company dated 19 Janaury 2007
5 Total Voting Rights dated 22 January 2007
6 Holding(s) in Company dated 25 January 2007
7 JE paediatric trial started 25 January 2007
8 Holding(s) in Company dated 29 Janaury 2007

Enclosure 1


Holding in Company


Cambridge, UK and Cambridge, Massachusetts - 2 January 2007 - Acambis plc ("Acambis") (LSE: ACM, NASDAQ: ACAM) announces that it received notification on 22 December 2006 that as from 19 December 2006 Barclays PLC no longer held a notifiable interest in the share capital of Acambis.


                                     -ends-


Enquiries:

Acambis plc
Elizabeth Brown,
Company Secretary                                     Tel: +44 (0) 1223 275 300

Lyndsay Wright, VP,
Communications and Investor Relations



About Acambis
Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. As well as ChimeriVax-JE, Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure 2



                                  SCHEDULE 5

                        BLOCKLISTING SIX MONTHLY RETURN

1. Name of company
Acambis plc

2. Name of scheme
Acambis 1996 Approved Share Option Scheme

3. Period of return: From 01 July 2006 to 31 December 2006

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period:
361,929

5. Number of shares issued/allotted under scheme during period:
Nil

6. Balance under scheme not yet issued/allotted at end of period:
361,929

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
107,374,227



1. Name of company
Acambis plc

2. Name of scheme
Acambis 1995 Savings-Related Share Option Scheme

3. Period of return: From 01 July 2006 to 31 December 2006

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period:
73,035

5. Number of shares issued/allotted under scheme during period:
nil

6. Balance under scheme not yet issued/allotted at end of period:
73,035

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
107,374,227



1. Name of company
Acambis plc

2. Name of scheme
Acambis 1999 Share Option Plan

3. Period of return: From 01 July 2006 to 31 December 2006

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period:
513,143

5. Number of shares issued/allotted under scheme during period:
nil

6. Balance under scheme not yet issued/allotted at end of period:
513,143

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
107,374,227



1. Name of company
Acambis plc

2. Name of scheme
OraVax 1990 Stock Incentive Plan

3. Period of return: From 01 July 2006 to 31 December 2006

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period:
143,706

5. Number of shares issued/allotted under scheme during period:
Nil

6. Balance under scheme not yet issued/allotted at end of period:
143,706

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
107,374,227



1. Name of company
Acambis plc

2. Name of scheme
OraVax 1995 Stock Incentive Plan

3. Period of return: From 01 July 2006 to 31 December 2006

4. Number and class of shares(s) (amount of stock/debt security) not issued under scheme at end of last period:
104,179

5. Number of shares issued/allotted under scheme during period:
Nil

6. Balance under scheme not yet issued/allotted at end of period:
104,179

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission:
33,916,280 ordinary shares of 10p each

Date of admission: 30 November 1995

Please confirm total number of shares in issue at the end of the period in order for us to update our records:
107,374,227



Contact for queries: Elizabeth Brown
Address: Acambis plc, Peterhouse Technology Park, 100 Fulbourn Road, Cambridge CB1 9PT
Name of person making return: Elizabeth Brown
Telephone: 01223 275300
Position of person making return: Company Secretary

Date of return: 5 January 2007

Enclosure 3





                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Acambis plc


2. Name of shareholder having a major interest

Barclays PLC


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

The legal entities holding these shares are as follows:
Barclays Global Investors Ltd 1,296,745 shares
Barclays Bank PLC 2,147,482 shares
Barclays Capital Securities Ltd 1,014,027 shares
Gerrard Ltd 5,215 shares
Barclays Life Assurance Co Ltd 125,101 shares


5. Number of shares / amount of stock acquired

Not disclosed


6. Percentage of issued class

Not disclosed


7. Number of shares / amount of stock disposed

N/A


8. Percentage of issued class

N/A


9. Class of security

Ordinary shares of 10p each


10. Date of transaction

Not disclosed


11. Date company informed

15 January 2007


12. Total holding following this notification

4,588,570 shares


13. Total percentage holding of issued class following this notification

4.26%


14. Any additional information

N/A


15. Name of contact and telephone number for queries

Elizabeth Brown tel: 01223 275300


16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown, Company Secretary


Date of notification

16 January 2007


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

Enclosure 4




Holding in Company


Cambridge, UK and Cambridge, Massachusetts - 19 January 2007 - Acambis plc ("Acambis") (LSE: ACM) announces that it received notification today that as from 17 January 2007 Barclays PLC no longer held a notifiable interest in the share capital of Acambis.


                                     -ends-


Enquiries:


Acambis plc

Elizabeth Brown, Company Secretary
Lyndsay Wright, VP, Communications and Investor Relations
Tel: +44 (0) 1223 275 300


About Acambis
Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. As well as ChimeriVax-JE, Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:
The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure 5





Voting rights and capital


Cambridge, UK and Cambridge, Massachusetts - 22 January 2007 - Acambis plc ("Acambis") (LSE: ACM), in conformity with the Financial Services Authority's ("FSA") Transparency Directive transitional provision 6, notifies that on 20 January 2007 Acambis' share capital consisted of 107,667,727 ordinary 10p shares, each share having equal voting rights.


This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Acambis under the FSA's Disclosure and Transparency Rules.


                                     -ends-


Enquiries:


Acambis plc
Lyndsay Wright, VP, Communications and IR
Elizabeth Brown, Company Secretary
Tel: +44 (0) 1223 275 300


About Acambis
Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. As well as ChimeriVax-JE, Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.


"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure 6




Holding in Company


Cambridge, UK and Cambridge, Massachusetts - 25 January 2007 - Acambis plc ("Acambis") (LSE: ACM) announces an interest in its shares by JPMorgan Fleming Mercantile Investment Trust Plc (JPMFMIT).

On 24 January 2007, Acambis received notification that JPMFMIT increased its interest in Acambis shares to 3.23% on 19 January 2007. The number of shares purchased by JPMFMIT was 400,000. The total number of shares now held by JPMFMIT is 3,476,005, which represents a 3.23% interest in Acambis' issued share capital.

                                     -ends-

Enquiries:

Acambis plc
Elizabeth Brown, Company Secretary: Tel: +44 (0) 1223 275 300
Lyndsay Wright, VP, Communications and Investor Relations: Tel: +44 (0) 1223 275 300

About Acambis
Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. As well as ChimeriVax-JE, Acambis' proprietary ChimeriVax technology, developed in association with St Louis University, has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.

Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management" in the Company's 2005 Annual Report and "Risk factors" in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure 7




Acambis starts paediatric trial of its single-dose JE vaccine in India


Cambridge, UK and Cambridge, Massachusetts - 25 January 2007 - Acambis plc ("Acambis") (LSE: ACM) announces that it has commenced a paediatric clinical trial in India of ChimeriVaxTM-JE, its investigational single-dose vaccine against Japanese encephalitis (JE). JE is a virus transmitted to humans by mosquitoes and is the leading cause of childhood encephalitis and viral encephalitis in Asia. This is the first time ChimeriVax-JE will have been tested in children, who are the primary target population for the vaccine in endemic regions.

The trial is a multi-centre randomised, double-blind, controlled paediatric study and will be conducted in healthy children and infants. The trial aims to evaluate the safety and immunogenicity of one dose of ChimeriVax-JE compared to two doses of locally produced inactivated mouse-brain JE vaccine. In addition, concurrent vaccination of ChimeriVax-JE and measles vaccine will be investigated in the target age group for immunisation, children aged nine months to two years.

Acambis' Chief Executive Officer Gordon Cameron commented:

"To date, ChimeriVax-JE has already been tested in approximately 2,400 adult volunteers and we are excited to begin our first paediatric trial in India, a country with JE-endemic regions in great need of a safe, single-dose, affordable vaccine to prevent this dreadful disease. We are committed to meeting this need with ChimeriVax-JE and the start of this trial brings us one step closer to achieving this important goal."

In endemic areas, infants and children are at the greatest risk from JE. In 2005, a JE-epidemic in northern India and Nepal in 2005 caused 1,344 deaths, almost all of those in children under the age of 15.

Once approved, ChimeriVax-JE will be marketed and distributed in India and neighbouring countries by Acambis' partner, Bharat Biotech International Limited (Bharat Biotech). One of India's leading biotechnology companies, Bharat Biotech will also be responsible for end-stage fill/finish processing of ChimeriVax-JE at its facilities in India.

                                     -ends-

Enquiries:

Acambis plc
Gordon Cameron, Chief Executive Officer
David Lawrence, Chief Financial Officer
Lyndsay Wright, VP, Communications and IR
Tel: +44 (0) 1223 275 300

Brunswick
Jon Coles / Justine McIlroy / Margherita Lupi
Tel: +44 (0) 20 7404 5959

Notes to editors:

About Japanese encephalitis
Japanese encephalitis is a virus transmitted to humans by mosquitoes and is the leading cause of childhood encephalitis and viral encephalitis in Asia. Every year, there are an estimated 30,000 to 50,000 cases of JE, approximately 25-30% of which are fatal; a high proportion of survivors are left with serious neurological impairment. An estimated three billion people live in JE-endemic regions, which include Thailand, China, Japan, India and parts of Australia.

About ChimeriVax-JE
  - ChimeriVax-JE is being developed to provide a safe, affordable, single-dose JE vaccine for travellers and those living in JE-endemic regions.

  - It is a live, attenuated, injectable vaccine and was developed using Acambis' proprietary ChimeriVaxTM technology, which was developed in association with St Louis University.

  - In November 2006, Acambis announced positive safety results from pivotal Phase 3 trials of ChimeriVax-JE, as well as promising preliminary results from the Phase 3 efficacy trials. Additional data from the Phase 3 ChimeriVax-JE efficacy trials are expected during the first quarter of 2007.

  - In previous trials, subjects vaccinated with ChimeriVax-JE exhibited an immune response with long-term memory and a rapid rise in protective antibodies on exposure to the virus.

About Acambis

Acambis is a leading biotechnology company targeting infectious diseases with novel vaccines. Acambis' development-stage pipeline includes vaccines that could either offer improvements over existing products or target unmet medical needs. As well as ChimeriVax-JE, Acambis' proprietary ChimeriVax technology has also been used to develop ChimeriVax-West Nile, which is undergoing Phase 2 clinical testing, making it the most advanced investigational vaccine against the West Nile virus. Acambis also has the only vaccine in development against Clostridium difficile bacteria, a leading cause of hospital-acquired infections. Recognised internationally as the leading producer of smallpox vaccines, Acambis is developing an investigational smallpox vaccine, ACAM2000, and is manufacturing emergency-use stockpiles of this investigational vaccine for the US Government and other governments around the world.


Acambis is based in Cambridge, UK and Cambridge, Massachusetts, US, and is listed on the London Stock Exchange (ACM). More information is available at www.acambis.com.

"Safe Harbor' statement under the Private Securities Litigation Reform Act of 1995:

The statements in this news release that are not historical facts are forward-looking statements that involve risks and uncertainties, including the timing and results of clinical trials, product development, manufacturing and commercialisation risks, the risks of satisfying the regulatory approval process in a timely manner, the need for and the availability of additional capital. For a discussion of these and other risks and uncertainties see "Risk management' in the Company's 2005 Annual Report and "Risk factors' in its Form 20-F, in addition to those detailed on the Company's website and in the Company's filings made with the Securities and Exchange Commission from time to time. These forward-looking statements are based on estimates and assumptions made by the management of Acambis and are believed to be reasonable, though are inherently uncertain and difficult to predict. Actual results or experience could differ materially from the forward-looking statements.

Enclosure 8




                                 SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES


1. Name of company

Acambis plc


2. Name of shareholder having a major interest

F&C Asset Management plc


3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

As above


4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

As above


5. Number of shares / amount of stock acquired

N/A


6. Percentage of issued class

N/A


7. Number of shares / amount of stock disposed

Unknown


8. Percentage of issued class

Unknown


9. Class of security

Ordinary shares of 10p each


10. Date of transaction

25 January 2007


11. Date company informed

26 January 2007


12. Total holding following this notification

5,198,913 shares


13. Total percentage holding of issued class following this notification

4.83%


14. Any additional information

None


15. Name of contact and telephone number for queries

Elizabeth Brown, Company Secretary
+44 (0) 1223 275 300


16. Name and signature of authorised company official responsible for making this notification

Elizabeth Brown


Date of notification

29 January 2007


The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.







                                      SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Peptide Therapeutics Group has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



Date: 31 January 2007                        ACAMBIS PLC





                                        By:  /s/ Lyndsay Wright
                                             Name: Lyndsay Wright
                                             Title: VP, Communications and IR.